SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      5 Hamelacha St., Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

6-K Items

1.	Press Release dated March 6, 2024, re TAT Technologies Ltd. Reports Full Year 2023 Results.

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Full Year 2023 Results

Netanya, Israel, March 6, 2024 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its audited results for the twelve months ended December 31, 2023.

Key Financial Highlights:

•	Total revenues for the twelve months ended December 31, 2023, were $113.8 million compared to $84.6 million for the twelve months ended December 31, 2022, an increase of 35%.

•
Gross profit for the twelve months ended December 31, 2023, were $22.5 million (19.7% of revenues) compared to $15.9 million (18.8% of revenues) for the twelve months ended December 31, 2022, an increase of 41%.

•	Adjusted EBITDA for the twelve months ended December 31, 2023, was $11.2 million compared to $4 million for the twelve months ended December 31, 2022, an increase of 176%.

•
GAAP net profit from continued operations for the twelve months ended December 31, 2023, was $4.7 million ($0.51 per share on a fully diluted basis) compared to GAAP net loss from continued operations of $1.6 million (net profit of $0.1 million without a onetime impact of our restructuring plan) ($0.175 loss per share on a fully diluted basis) for the twelve months ended December 31, 2022.

•	Net debt as of December 31, 2023, was $10.3 million compared to net debt of $19.4 million as of December 31, 2022.
•	In December 2023 the Company raised $10.1 million (net from all related expenses) in a private placement sale to Israelis institutional investors.

Mr. Igal Zamir, CEO and President of TAT Technologies stated “We are very pleased to present the results of 2023. Since Q4 of 2022 we are in constant growth mode. This as a result of the increasing demand to our products and services as well as our new line of services and operation ramp up. The demand continues to grow while our industry is ramping up from the COVID crisis. During 2023 we managed to improve our margins leading to a record year in all relevant aspects of revenue, gross margin and EBITDA. We saw our backlog increase to a record number of over $400 million. We are pleased to see that the strategic shift the Company made over the last 3 years is starting to bear fruit, enabling the Company to compete and win large strategic deals and enjoy improved margin. We ended 2023 with positive operational cash flow despite the revenue increase and the need for working capital to support the growth. The industry supply chain challenges force us to hold much more inventory than what we used to pre COVID”.
Mr Zamir continue: “We remain optimistic for 2024 as we see our increase in backlog and its coverage for the year, new contracts that we believe will yield additional revenue, and the large potential from the new APU MRO capabilities. Various operational initiatives keep us optimistic that our margins will continue to improve.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Adjusted EBITDA. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, depreciation and amortization, inventory impairment from exit and dismissal activity and customers relationship write off. Non-GAAP Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Adjusted EBITDA below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,979	$7,722
Accounts receivable, net of allowance for credit losses of $345 and $527 thousand as of December 31, 2023 and December 31, 2022 respectively	20,009	15,622
Restricted deposit	661	-
Other current assets and prepaid expenses	6,397	6,047
Inventory	51,280	45,759

Total current assets	94,326	75,150

NON-CURRENT ASSETS:
Restricted deposit	302	304
Investment in affiliates	2,168	1,665
Funds in respect of employee rights upon retirement	664	780
Deferred income taxes	994	1,229
Property, plant and equipment, net	42,554	43,423
Operating lease right of use assets	2,746	2,477
Intangible assets, net	1,823	1,623
Total non-current assets	51,251	51,501

Total assets	$145,577	$126,651

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands, except share data

	December 31,
	2023	2022

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,200	$1,876
Credit line from bank	12,138	6,101
Accounts payable	9,988	10,233
Accrued expenses and other	13,952	9,876
Operating lease liabilities	1,033	904

Total current liabilities	39,311	28,990

NON-CURRENT LIABILITIES:
Long-term loans	12,886	19,408
Liability in respect of employee rights upon retirement	1,000	1,148
Operating lease liabilities	1,697	1,535

Total non-current liabilities	15,583	22,091

COMMITMENTS AND CONTINGENCIES (NOTE 15)

Total liabilities	54,894	51,081

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2023 and at December 31, 2022; Issued: 10,377,085 and 9,186,019 shares at December 31, 2023 and at December 31, 2022 respectively; Outstanding: 10,102,612 and 8,911,546 shares at December 31, 2023 and at December 31, 2022 respectively	3,140	2,842
Additional paid-in capital	76,335	66,245
Treasury shares, at cost, 274,473 shares at December 31, 2023 and 2022	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	27	(26)
Retained earnings	13,269	8,597
Total shareholders' equity	90,683	75,570

Total liabilities and shareholders' equity	145,577	$126,651

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S dollars in thousands

	Year ended December 31,
	2023	2022	2021

Revenue:
Products	$35,241	$25,460	$25,870
Services	78,553	59,096	52,103
	113,794	84,556	77,973

Cost of revenue, net:
Products	30,517	21,631	23,761
Services	60,809	46,997	42,942
	91,326	68,628	66,703

Gross profit	22,468	15,928	11,270

Operating expenses:
Research and development, net	715	479	517
Selling and marketing, net	5,523	5,629	5,147
General and administrative, net	10,588	9,970	8,354
Other (income) expenses	(433)	(90)	(468)
Restructuring expenses, net	-	1,715	1,755

	16,393	17,703	15,305

Operating income (loss)	6,075	(1,775)	(4,035)

Interest expenses,net	(1,683)	(902)	(250)
Other financial income (expenses), net	353	1,029	(290)

Income profit (loss) before taxes on income (tax benefit)	4,745	(1,648)	(4,575)

Taxes on income (tax benefit)	576	98	(662)

Loss before share of equity investment	4,169	(1,746)	(3,913)

Share in profit (losses) of equity investment of affiliated companies	503	184	(76)

Net income (loss) from continued operation	$4,672	$(1,562)	$(3,989)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S dollars in thousands

	Year ended December 31,
	2023	2022	2021
Net income (loss) from discontinued operation	-	-	$427
Net income loss	$4,672	$(1,562)	$(3,562)

Net income (loss) per share from continued operation —basic	$0.52	$(0.175)	$(0.45)
Net income (loss) per share from continued operation —diluted	$0.51	$(0.175)	$(0.45)
Net income (loss) per share from discontinued operation - basic and diluted	-	-	$0.05
Net income (loss) per share — basic	$0.52	$(0.175)	$(0.4)
Net income (loss) per share — diluted	$0.51	$(0.175)	$(0.4)

Weighted average number of shares outstanding:
Basic	8,961,689	8,911,546	8,874,696
Diluted	9,084,022	8,911,546	8,874,696

	Year ended December 31,
	2023	2022	2021
Net loss)	$4,672	$(1,562)	$(3,562)
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	53	(89)	(76)
Reclassification adjustments for loss (gains) from derivatives included in net income	-	30	(19)
Total other comprehensive income (loss)	53	$(59)	$(95)
Total comprehensive income (loss)	$4,725	$(1,621)	$(3,657)

TAT TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Ordinary shares			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(59)	-	(1,562)	(1,621)
Exercise of Options	36,850	33	156	-	-	-	189
Share based compensation	-	-	218	-	-	-	218
BALANCE AT DECEMBER 31, 2022	9,186,019	$2,842	$66,245	$(26)	$(2,088)	$8,597	$75,570
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2022:
Comprehensive income				53		4,672	4,725
Exercise of Options	32,466	8	157				165
Issuance of common shares net of issuance costs of $141 thousands	1,158,600	290	9,774				10,064
Share based compensation			159				159
BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	13,269	90,683

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$4,672	$(1,562)	$(3,989)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,710	3,706	4,881
Loss (gain) from change in fair value of derivatives	(9)	8	(19)
Change in funds in respect of employee rights upon retirement	116	377	76
Change in operating right of use asset and operating leasing liability	22	(82)	(73)
Lease modification	-	-	(1,315)
Non cash financial expenses	(172)	(902)	8
Increase (decrease) in restructuring plan provision	(126)	(467)	657
change in allowance for credit losses	(182)	138	248
Share in results of affiliated companies	(503)	(184)	76
Share based compensation	159	218	160
Liability in respect of employee rights upon retirement	(148)	(356)	94
Impairment of fixed assets	-	-	1,820
Capital gain from sale of property, plant and equipment	(530)	(90)	(468)
Deferred income taxes, net	235	23	(686)
Government loan forgiveness	-	-	(1,442)
Changes in operating assets and liabilities:
increase in trade accounts receivable	(4,205)	(2,659)	(2,934)
increase in other current assets and prepaid expenses	(341)	(1,836)	(1,035)
increase in inventory	(5,400)	(5,069)	(681)
Increase (decrease) in trade accounts payable	(245)	1,143	2,571
Increase (decrease) in accrued expenses and other	4,202	2,727	(218)

Net cash provided by (used in) operating activities from continued operation	$2,255	$(4,867)	$(2,269)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	2,002	93	1,163
Purchase of property and equipment	(5,102)	(16,213)	(16,247)
Purchase of intangible assets	(479)	-	(555)
Net cash used in investing activities from continued operations	$(3,579)	$(16,120)	$(15,639)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(1,701)	(1,071)	-
Short-term credit received from banks	1,000	-	3,000
Proceeds from long-term loans received	712	16,680	3,042
Proceeds from issuance of common shares, net	10,064	-	-
Exercise of options	165	189	-
Net cash provided by financing activities from continued operations	$10,240	$15,798	$6,042

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net cash provided by operating activities	-	-	777
Net cash provided by (used in) discontinued activities	-	-	$777

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	8,916	(5,189)	(11,089)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF YEAR	8,026	13,215	24,304
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF YEAR	16,942	8,026	13,215

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$-	$196	$199
Additions of operating lease right-of-use assets and operating lease liabilities	$1,345	$318	$399
Reclassification of inventory to property, plant and equipment	$68	$284	$829
Capital contribution to equity method investee	$-	$787	$-

Supplemental disclosure of cash flow information:
Interest paid	$(1,438)	$(796)	$(251)
Income taxes received (paid), net	$-	$-	$(3)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	December 31,	December 31,
	2023	2022

Net income (loss)	$4,672	$(1,562)
Adjustments:
Share in results of equity investment of affiliated companies	(503)	(184)
Taxes on income (tax benefit)	576	98
Financial expenses/ (income), net	1,330	(127)
Depreciation and amortization	4,902	3,878
Share base compensation	159	218
Restructuring expenses	-	1,715

Adjusted EBITDA	11,136	4,036

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the war and hostilities between Israel and Hamas and Israel and Hezbollah, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement, except as required by law.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
(Principal Accounting Officer)
Tel: 972-8-862-8503
ehudb@tat-technologies.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: March 6, 2024